Mail Stop 4561

July 1, 2008

VIA U.S. MAIL AND FAX (214) 661-7475

John P. Murray
Chief Financial Officer
New Century Equity Holdings Corp.
200 Crescent Court
Suite 1400
Dallas, TX 75201

        Re: New Century Equity Holdings Corp.
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed March 28, 2008
              File No. 000-28536

Dear Mr. Murray:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Kevin Woody
                      Branch Chief